UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MIRAMAR LABS, INC.

(Name of Subject Company)

DESERT ACQUISITION CORPORATION

(Name of Offeror)

A Wholly Owned Subsidiary of

SIENTRA, INC.

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

604656108

(CUSIP Number of Class of Securities)

Jeffrey Nugent

Chairman and Chief Executive Officer

Sientra, Inc.

420 South Fairview Avenue, Suite 200

Santa Barbara, California 93117

(805) 562-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

C. Thomas Hopkins

Jamie Leigh

Cooley LLP

1333 2nd Street, Suite 400

Santa Monica, California 90401

(310) 883-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,528,089.47	$1,104.31

*

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding the sum of (a) the products of (i) 9,334,857 outstanding shares of common stock of Miramar Labs, Inc. (“Miramar”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $0.3149 per Share, (ii) zero Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $0.3149 per Share, (iii) zero Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $0.3149 per Share, to (b) $6,588,543 the maximum aggregate amount payable in respect of contingent value rights. The calculation of the filing fee is based on information as to the Shares, options and warrants provided by Miramar as of June 6, 2017.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001159.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Desert Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sientra, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Miramar Labs, Inc., a Delaware corporation (“Miramar”), at a price of $0.3149 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding), plus a contractual contingent value right (a “CVR”), which represents the right to receive a cash payment of $0.0147 per CVR, net to the holder in cash, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing (as defined below) exceed $50,000,000, and another cash payment of $0.6911 per CVR, net to the holder in cash, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $80,000,000, in each case as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), with a maximum payment of up to $0.7058 per CVR, net to the holder in cash, without interest thereon (less any required withholding), at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Miramar Labs, Inc. Miramar’s principal executive offices are located at 2790 Walsh Avenue, Santa Clara, California 95051. Its telephone number at such address is (408) 579-8700.

(b) The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The Shares are traded on the OTCQB Market under the symbol “MRLB.” The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by (i) Parent and (ii) Purchaser. The information set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1	—	“Terms of the Offer”
Section 2	—	“Acceptance for Payment and Payment for Shares”
Section 3	—	“Procedures for Tendering Shares”
Section 4	—	“Withdrawal Rights”
Section 5	—	“Certain Material U.S. Federal Income Tax Considerations”
Section 13	—	“Certain Other Effects”
Section 15	—	“Conditions of the Offer”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(iii) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1	—	“Terms of the Offer”
Section 5	—	“Certain Material U.S. Federal Income Tax Considerations”
Section 10	—	“Background of the Offer; Contacts with Miramar”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Miramar”
Section 13	—	“Certain Other Effects”

Subsections (a)(2)(iv), (v) and (vi) are not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8	—	“Certain Information Concerning Purchaser and Parent”
Section 10	—	“Background of the Offer; Contacts with Miramar”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Miramar”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) and (c)(5) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6	—	“Price Range of Shares; Dividends”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Miramar”
Section 13	—	“Certain Other Effects”
Section 14	—	“Dividends and Distributions”

Subsection (c)(2), (c)(3) and (c)(4) are not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated by reference in this Schedule TO.

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Miramar or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in Section 13 — “Certain Other Effects” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference in this Schedule TO.

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of June 26, 2017

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on June 26, 2017

(a)(5)(i)	Joint Press Release of Parent and Miramar, dated June 12, 2017 (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(b)(i)	Loan and Security Agreement by and between Parent and Silicon Valley Bank, dated March 13, 2017 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Parent on May 9, 2017)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of June 11, 2017, by and among Parent, Purchaser and Miramar (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(d)(2)

Form of Tender and Support Agreement, dated as of June 11, 2017, by and among Parent, Purchaser and certain stockholders of Miramar (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(d)(3)	Form of Contingent Value Rights Agreement by and among Parent and Rights Agent (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(d)(4)

Omnibus Amendment to Subordinated Secured Convertible Promissory Notes, dated as of June 11, 2017, by and among Miramar Labs, Inc., Sientra, Inc. and certain other parties thereto (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017).

(d)(5)

Amendment No. 1 to Assignment and License Agreement and Assignment Agreement, dated as of June 11, 2017, by and between Miramar Labs, Inc., Sientra, Inc., The Foundry, LLC and certain other parties thereto (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017).

(d)(6)	Confidentiality Agreement, dated as of February 10, 2017, by and between Parent and Miramar.

(d)(7)

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 25, 2017, by and among Parent, Purchaser and Miramar (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 26, 2017)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 2017

Desert Acquisition Corporation

By:	/s/ Charles Huiner
Name: Charles Huiner
Title: Chief Executive Officer

Sientra, Inc.

By:	/s/ Jeffrey Nugent
Name: Jeffrey Nugent
Title: Chairman and Chief Executive Officer